Exhibit 99.02

Premier Boxboard Limited LLC

Financial Statements as of December 31, 2005 and 2004 and for the Three Years Ended December 31, 2005 and Independent Auditors’ Report

PREMIER BOXBOARD LIMITED LLC

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003:

Balance Sheets	2

Statements of Operations	3

Statements of Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6–13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Premier Boxboard Limited LLC:

We have audited the accompanying balance sheets of Premier Boxboard Limited LLC (the ”Company”) as of December 31, 2005 and 2004, and the related statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for asset retirement obligations to conform to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which was adopted by the Company as of January 1, 2003.

/s/ Deloitte & Touche LLP

March 13, 2006

Atlanta, GA

PREMIER BOXBOARD LIMITED LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,452,745	$3,847,129
Accounts receivable, net of allowance for doubtful accounts of $173,826 and $85,275, respectively	4,608,704	5,036,839
Related-party receivables	3,880,111	5,858,373
Inventories	4,619,968	6,102,817

Total current assets	15,561,528	20,845,158

Property, plant, and equipment—at cost:
Land	2,257,924	2,257,924
Buildings and improvements	30,456,607	30,203,942
Machinery and equipment	160,660,909	154,446,998
Furniture and fixtures	549,136	549,136
Construction in progress	1,557,906	5,484,867

	195,482,482	192,942,867
Less accumulated depreciation	(61,780,013)	(53,802,701)

PROPERTY, PLANT, AND EQUIPMENT—Net	133,702,469	139,140,166
OTHER ASSETS	1,795,226	1,293,985

TOTAL	$151,059,223	$161,279,309

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,222,992	$7,341,264
Related-party payables	4,593,152	2,233,024
Accrued expenses	5,790,795	4,101,592

Total current liabilities	12,606,939	13,675,880
LONG-TERM DEBT	50,000,000	50,000,000
OTHER LONG-TERM LIABILITIES	693,032	697,839
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY	87,759,252	96,905,590

TOTAL	$151,059,223	$161,279,309

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003
SALES	$122,062,760	$109,370,530	$89,817,765
COST OF SALES	85,626,473	81,363,811	66,656,909

GROSS PROFIT	36,436,287	28,006,719	23,160,856
FREIGHT AND DISTRIBUTION COSTS	4,225,312	5,454,922	6,455,778
SELLING, GENERAL, AND ADMINISTRATIVE	11,301,905	9,602,547	7,689,294

INCOME FROM OPERATIONS	20,909,070	12,949,250	9,015,784
INTEREST EXPENSE	4,219,365	4,328,352	4,638,928
OTHER INCOME—NET	183,791	33,348	10,681

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	16,873,496	8,654,246	4,387,537
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS (NOTE 6)			262,181

NET INCOME	$16,873,496	$8,654,246	$4,125,356

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	Caraustar Industries, Inc.	Inland Paperboard and Packaging, Inc.	Total
MEMBERS’ EQUITY—December 31, 2002	$43,160,118	$43,160,118	$86,320,236
Net income	2,062,678	2,062,678	4,125,356
Minimum pension liability	(58,455)	(58,455)	(116,910)

Comprehensive income			4,008,446

MEMBERS’ EQUITY—December 31, 2003	45,164,341	45,164,341	90,328,682
Net income	4,327,123	4,327,123	8,654,246
Minimum pension liability	(48,669)	(48,669)	(97,338)

Comprehensive income			8,556,908

Contributions from members	10,000	10,000	20,000
Distributions	(1,000,000)	(1,000,000)	(2,000,000)

MEMBERS’ EQUITY—December 31, 2004	48,452,795	48,452,795	96,905,590
Net income	8,436,748	8,436,748	16,873,496
Minimum pension liability	(9,917)	(9,917)	(19,834)

Comprehensive income			16,853,662
Distributions	(13,000,000)	(13,000,000)	(26,000,000)

MEMBERS’ EQUITY—December 31, 2005	$43,879,626	$43,879,626	$87,759,252

Note: The balance of other comprehensive loss at December 31, 2005 and 2004, was $234,082 and $214,248, respectively, and consist solely of minimum pension liability.

See notes to financial statements.

PREMIER BOXBOARD LIMITED LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$16,873,496	$8,654,246	$4,125,356
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision (recovery) for allowances and discounts	88,551	(19,028)	(92,001)
Depreciation, accretion and amortization	8,195,071	8,300,511	8,170,147
Losses on disposal of property, plant and equipment—net			18,913
Changes in operating assets and liabilities:
Accounts receivable	339,585	(3,387,920)	(639,005)
Related-party receivables	1,978,262	1,037,028	1,902,607
Inventories	1,482,849	(1,848,447)	(1,049,918)
Other assets	(117,432)	16,507	(18,616)
Accounts payable	(5,352,539)	780,427	4,137,648
Related-party payables	2,360,128	815,634	934,967
Accrued expenses	1,689,202	357,078	575,302
Other long-term liabilities	(4,807)	(23,936)	279,971

Net cash provided by operating activities	27,532,366	14,682,100	18,345,371

CASH FLOWS FROM INVESTING ACTIVITIES—
Change in restricted cash	(621,402)
Purchases of property, plant, and equipment	(2,305,348)	(4,095,880)	(3,186,064)

Net cash used in investing activities	(2,926,750)	(4,095,880)	(3,186,064)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from members		20,000
Distributions	(26,000,000)	(2,000,000)
Repayments of borrowings under line of credit		(10,000,000)	(10,000,000)

Net cash used in financing activities	(26,000,000)	(11,980,000)	(10,000,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,394,384)	(1,393,780)	5,159,307
CASH AND CASH EQUIVALENTS—Beginning of year	3,847,129	5,240,909	81,602

CASH AND CASH EQUIVALENTS—End of year	$2,452,745	$3,847,129	$5,240,909

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid for interest	$4,219,365	$4,328,352	$4,913,920

PREMIER BOXBOARD LIMITED LLC

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

1.	BUSINESS DESCRIPTION AND FORMATION

Premier Boxboard Limited LLC (“Premier” or the “Company”) was formed during 1999 by Caraustar Industries, Inc. (“Caraustar”) and Inland Paperboard and Packaging, Inc. (“IPP”) a wholly owned subsidiary of Temple Inland Corporation (“Temple-Inland”). The Company is operated as a joint venture of Caraustar with a 50% ownership and, until December 2004, of IPP with a 50% ownership interest. In December 2004, 0.01% of interest in Premier was issued to Temple Inland Premier Holding Company which reduced IPP’s ownership to 49.99%. On December 31, 2004, IPP was merged into Temple-Inland Forest Products Corporation (“Temple FPC”) and then Temple FPC and Gaylord Container Corporation were merged under the name of TIN Inc. (“TIN”). In connection with these mergers, an Assignment of Limited Liability Company Interest was entered into by IPP, as assignor, TIN, as assignee, and Premier, under which the 49.99% membership interest of IPP in Premier was assigned to and assumed by TIN. The result was Temple-Inland now has a 50% ownership in Premier through two subsidiaries. The Company’s operations are managed by Caraustar. Under the joint venture agreement, Caraustar contributed $50,000,000 to the joint venture and IPP contributed the physical and intangible assets of a paper mill located in Indiana with a fair value of $100,000,000, subject to a $50,000,000 loan assumed by Premier. Additionally, each member contributed certain inventory and operating assets aggregating approximately $1,200,000. Each member’s contribution was made on June 27, 2000 (the “Initial Contribution”), at which time Premier began operations.

Premier manufactures and distributes containerboard and lightweight gypsum facing paper.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—All investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash—The Company had $621,402 in restricted cash set aside for the purpose of settling an asset retirement obligation (see Note 6). The restricted cash is included in other assets at December 31, 2005.

Inventories—Inventories are stated at the lower of cost or market on an average cost basis. Cost includes materials, labor, and overhead.

Inventories consisted of the following at December 31, 2005 and 2004:

	2005	2004
Raw materials	$2,300,704	$3,047,031
Finished goods	2,319,264	3,055,786

	$4,619,968	$6,102,817

Property, Plant, and Equipment—Property, plant, and equipment, which were contributed at the Initial Contribution, are stated at the estimated fair value based on the provisions of Emerging Issues Task Force (“EITF”) 98-4, Accounting by a Joint Venture for Business Received at Its Formation. Additions of property, plant and equipment subsequent to the Initial Contribution are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $7,977,312, $8,059,067, and $7,947,493 for the years ended December 31, 2005, 2004, and 2003, respectively. Expenditures for maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized.

The estimated lives used in determining depreciation are as follows:

Buildings and improvements	40 years
Machinery and equipment	3–20 years
Furniture and fixtures	5 years

Other Assets—In connection with the formation of Premier, intangible assets of $2,000,000 were recorded and are being amortized over 10 years. Amortization expense totaled $217,759 for the years ended December 31, 2005, 2004 and 2003. Accumulated amortization totaled $1,020,086, $802,327, and $584,568 at December 31, 2005, 2004, and 2003, respectively. Expected amortization expense through 2009 is $217,759 and then $108,879 for 2010.

Income Taxes—The earnings and losses of Premier are included in the respective tax returns of the members, and accordingly, no provision for income taxes is included in the accompanying financial statements.

Members’ Equity—Under the terms of the membership agreement, income and distributions of the Company are allocated to the members based on their respective ownership interests.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenues are recognized upon passage of title which occurs at the time the product is delivered to the customer, the price is fixed and determinable and collectibility is reasonably assured.

Amounts billed to customers for shipping and handling are included in sales and the related costs thereof are included in freight and distribution costs.

Long-Lived Assets—The Company reviews its long-lived assets for impairment wherever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balances of the asset.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, Inventory Costs (“SFAS 151”). This statement amends guidance in Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4, Inventory Pricing to

clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges…” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The adoption of this statement in 2006 is not expected to have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143 (“FIN 47”). This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred – generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have any impact on the Company’s financial statements or results of operations.

4.	PENSION AND PROFIT-SHARING PLANS

The Company has a defined benefit pension plan covering hourly and salaried employees. Benefits paid under this plan are based generally on employees’ years of service and/or compensation during the final years of employment. The Company makes annual contributions to the plan to the extent indicated by actuarial valuations. Plan assets consist of shares held in collective investment funds and group annuity contracts. The Company’s pension expense is determined in accordance with the provisions of SFAS No. 87, Employers’ Accounting for Pensions.

The following tables reflect the status of the Company’s pension plan at December 31, 2005 and 2004:

	2005	2004
Change in benefit obligation:
Net benefit obligation—beginning of year	$1,210,966	$844,385
Service cost	295,368	220,453
Interest cost	76,837	53,306
Amendments	117,147
Actuarial loss	22,573	141,425
Benefits paid	(35,981)	(48,603)

Net benefit obligation—end of year	$1,686,910	$1,210,966

Change in plan assets:
Fair value of plan assets—beginning of year	$677,029	$422,585
Actual return on plan assets	43,540	58,218
Employer contributions	459,463	244,829
Benefits paid	(35,981)	(48,603)

Fair value of plan assets—end of year	$1,144,051	$677,029

Funded status:
Funded status	$(542,859)	$(533,937)
Unrecognized actuarial loss	392,135	359,480
Unrecognized prior service cost	193,912	93,864

Amount recognized at December 31	$43,188	$(80,593)

The Company recorded an additional minimum pension liability representing the excess of unfunded accumulated benefit obligations over previously recorded pension liabilities. The Company’s additional minimum liability, which represents accumulated other comprehensive loss within member’s equity, was $234,079 and $214,248 at December 31, 2005 and 2004, respectively. The cumulative additional liability totaled $386,907 and $385,907 at December 31, 2005, and 2004, respectively, and has been offset by an intangible asset of $193,912 and $93,864 at December 31, 2005 and 2004, respectively, to the extent of unrecognized prior service cost.

Components of net periodic pension cost for the years ended December 31, 2005, 2004, and 2003 included the following:

	2005	2004	2003
Service cost	$295,368	$220,453	$193,436
Interest cost	76,837	53,306	39,613
Expected return on plan assets	(72,602)	(47,530)	(31,217)
Amortization of prior service cost	17,099	8,337	8,337
Recognized actuarial loss	18,980	13,189	7,373

Net periodic pension cost	$335,682	$247,755	$217,542

Weighted average assumptions as of December 31, 2005 and 2004, included the following:

	2005	2004
Discount rate	5.80%	5.75%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	3.25%	3.25%

It is the Company’s policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations.

The estimated benefits payable for the future ten years are as follows:

2006	$22,962
2007	26,371
2008	30,912
2009	33,227
2010	53,352
2011–2015	560,263

Net periodic pension cost	$727,087

The Company has a 401(k) plan which provides for voluntary contributions by employees not to exceed 25% of their gross salaries and wages or $14,000, whichever is lower. The Company matches 50% of the first 6% of each employee’s contribution. The amounts incurred for the Company’s matching contributions totaled $343,356 and $255,088 in 2005 and 2004, respectively.

5.	LONG-TERM DEBT

On June 27, 2000, the Company assumed $50,000,000 of obligations of IPP under senior notes, which bear an interest rate of 8.44% per annum and are due on June 1, 2010. A substantial portion of Company’s assets are pledged as security for $50,0000,000 in outstanding principal amount of senior notes under which the Company is the obligor. These notes are guaranteed by Temple-Inland.

In December 2004, events of default were triggered under the senior notes as a result of the corporate restructuring (see Note 1). All of the Premier senior noteholders executed waivers of this technical default and have amended the senior note agreements to allow the current ownership structure. The waiver and amendment effective as of January 1, 2005.

On July 30, 1999, the Company entered into a revolving credit agreement with a financial institution, which provided for borrowings of up to $75,000,000. On December 18, 2000, the Company entered into an Amended and Restated Revolving Credit Agreement (the ”Agreement”) with the same financial institution, which reduced the total available borrowings to a maximum of $40,000,000. Caraustar and IPP each guaranteed one-half of the borrowings. The Agreement terminated in June 2005.

On March 28, 2003, the Agreement was amended to reduce the maximum available borrowings to $20,285,094. Further, any amounts repaid could not be reborrowed and the maximum available borrowings were automatically reduced by the amount of any principal repayments. The termination date was initially revised to January 5, 2004, and on December 22, 2003, the Agreement was amended to extend the termination date to January 5, 2005. Borrowings under the agreement were due at that date; however, the financial institution agreed to continue to provide the letter of credit subfacility in the amount of $614,285, which is secured by a back to back letter of credit from Caraustar in the amount of $307,142 and by a guaranty for a like amount from IPP. The Company had an undrawn letter of credit in the amount of $614,285 at December 31, 2004. The letter of credit was terminated in 2005.

The credit facility accrued interest at the London InterBank Offered Rate plus an applicable margin. At December 31, 2005, and 2004, there were no borrowings outstanding under the facility.

The Company was required, under the above loan agreements, to maintain certain financial ratio levels as well as other nonfinancial covenants. Additionally, as part of the member guarantee of the revolving credit facility, IPP was required to meet certain covenants on behalf of the Company. At December 31, 2005, IPP was in compliance with these certain covenants, as amended.

6.	ASSET RETIREMENT OBLIGATIONS

On January 1, 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations. Under this pronouncement, an asset retirement obligation resulting from the legal obligation associated with the retirement of a long-lived asset that results from acquisition, construction and/or the normal operation of a long-lived asset is recorded as a liability and a corresponding asset (as part of the related asset’s carrying amount) and is allocated to expense over the asset’s useful life. The fair value of the liability for an asset retirement obligation is recorded as the present value of the retirement obligation, discounted at a credit adjusted risk free rate, in the period in which it is incurred if a reasonable estimate of fair value can be made.

The Company operates a landfill in Newport, Indiana used to dispose of refuse resulting from the paperboard manufacturing process. This landfill was first permitted in 1985 and was closed during 2005, with on-going closure costs expected to be incurred through December 31, 2033. The permit to use the landfill by Premier constitutes a legal obligation to incur costs to retire such landfill, including capping and closing costs at the culmination of the landfill use, as well as on-going costs related to periodic inspection reports, ground water monitoring, methane control and maintenance of the final cover.

The Company calculated an estimate of the fair value of these closure costs as of June 1985, the date the legal obligation was incurred. Upon adoption, the Company recorded a liability for the asset retirement obligation adjusted for cumulative accretion to January 1, 2003. Each year accretion expense is recorded based on the credit adjusted risk free rate used to calculate the present value of the liability at January 1, 2003. The following table represents a rollforward of the liability, a component of other long-term liabilities, related to the retirement of the landfill from adoption of SFAS 143 on January 1, 2003 to December 31, 2005:

BALANCE— Recorded upon adoption—January 1, 2003	$267,378
2003 Accretion expense	21,757

BALANCE—December 31, 2003	289,135
2004 Accretion expense	22,802

BALANCE—December 31, 2004	311,937
2005 Accretion expense	23,055
2005 Post-closure costs payments	(28,862)

BALANCE—December 31, 2005	$306,130

The adoption of SFAS 143 includes a “catch-up” to record the asset and liability at the appropriate amount as of the initial adoption, which is accounted for as a cumulative effect of an accounting change. The cumulative effect of the change in accounting for asset retirement obligations of $267,378 consists of accretion of the liability and depreciation of the related asset, since the date the legal obligation was incurred.

As of December 31, 2005, the Company has restricted cash of $621,402 on deposit for purposes of settling this asset retirement obligation as required by the Indiana Department of Environmental Management.

7.	RELATED-PARTY TRANSACTIONS

For the years ended December 31, 2005, 2004 and 2003, IPP purchased approximately $44,754,000, $49,955,000, and $57,581,000, respectively, of the Company’s production. During 2005, 2004 and 2003, Premier paid marketing fees to IPP of approximately $734,000, $1,038,000, and $1,404,000, respectively. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2005.

For the years ended December 31, 2005, 2004 and 2003, Caraustar purchased, at approximately $2,964,000, $4,245,000, and $3,853,000, respectively, of the Company’s production. For the years ended December 31, 2005, 2004 and 2003 the Company purchased, at market prices, approximately $8,857,000, $2,030,000, and $7,804,000, respectively, of goods from Caraustar.

For the years ended December 31, 2005, 2004 and 2003 Standard Gypsum, Inc., a 50% owned joint venture of Caraustar and IPP, purchased, at net prices, approximately $16,299,000, $10,740,000, and $3,367,000, respectively, of the Company’s products.

In May 1999, Caraustar entered into a marketing agreement with Premier to become the exclusive marketing agent for all non-containerboard products produced by Premier. In July 2000, Caraustar amended its marketing agreement with Premier such that Caraustar, along with Temple-Inland, has the right to market containerboard products (in addition to its exclusive marketing agreement for non-containerboard products), produced by Premier. During 2005, 2004 and 2003, Premier paid total marketing fees to Caraustar of approximately $2,824,000, $2,113,000, and $1,103,000, respectively. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2005.

In May 1999, Premier entered into a management agreement with Caraustar, employing Caraustar as exclusive manager of Premier’s operations. Under the terms of the agreement, Premier incurred and paid Caraustar $500,000 for management services for each of the years ended December 31, 2005 and 2004 and $250,000 for the year ended December 31, 2003. Such fees are included as a component of selling, general, and administrative expenses for each of the three years in the period ended December 31, 2005.

Each of the above agreements expires on the date Caraustar or IPP, or any subsidiary or affiliate of Caraustar or IPP, ceases to own a membership interest in Premier.

8.	COMMITMENTS AND CONTINGENCIES

Insurance—The Company is self-insured for the majority of its workers’ compensation costs and group health insurance costs, subject to specific retention levels. Consulting actuaries and administrators assist the Company in determining its liability for self-insured claims and such liabilities are not discounted.

Operating Leases—The Company leases certain of its equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to December 31, 2005, are as follows:

2006	$238,653
2007	209,607
2008	102,872
2009	9,093
Thereafter	0

Total rental expense incurred during 2005, 2004, and 2003 was $286,634, $234,430, and $220,255 respectively.

Legal Matters—The Company is subject to certain lawsuits and claims incidental to its business. In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of pending or threatened litigation, claims, and assessments will have no material adverse effect upon the Company’s financial position, liquidity, or results of operations.

9.	SIGNIFICANT CUSTOMERS

During 2005, 2004, and 2003 sales to BPB Celotex were $47,632,000, $43,328,000, and $33,705,000, respectively. There were no other customers who individually accounted for more than 10% of total sales (excluding IPP and Caraustar, discussed in Note 7).

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